EXHIBIT 5.E.

EXPENSES

     Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Bonds are estimated as follows (Euro amounts have been translated into U.S. dollar amounts using the exchange rate of US$ 1.1971 = EUR 1.00, the noon buying rate for Euro on May 18, 2004 for cable transfers in New York City, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$9,984
Fiscal Agent’s fee, including printing and engraving Bonds	151,673
Printing expenses	50,278
Legal fees and expenses	290,895
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	177,051

Total	$679,881